
SWIRE PACIFIC

RECEIVED
2005 APR 28 P 5:37
OFFICE OF INTERNATIONAL
CORPORATE FINANCE



Our Ref: CSA/PAC1/24

12th April 2005

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

Dear Sirs,

Swire Pacific Limited
File No. 82-2184

Pursuant to our obligations under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, we are pleased to enclose herewith a copy of the Company's press announcement published today in The Standard for your record.

Yours faithfully,
For SWIRE PACIFIC LIMITED

Margaret Yu
Company Secretary

Encl.
c.c. Brian Ho (BONY NY)

MY/RK/ph
P:\RK\Pac\Pac\PAC1-24 SEHKNY\Letter 2005.doc

The Standard Tuesday, April 12, 2005


SWIRE PACIFIC

SWIRE PACIFIC LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Codes: 00019 and 00087)

Delay in despatch of 2004 Annual Report

Despatch of 2004 Annual Report delayed to 19th April 2005 and the Financial Calendar and Information for Investors in the 2004 Annual Report amended accordingly.

The preliminary announcement on 10th March 2005 of the Company's 2004 final results advised that the 2004 Annual Report would be sent to Shareholders on 12th April 2005.

On 6th April 2005, the 2004 Annual Report was put on the Company's website at http://swirepacific.com and also on the website of The Stock Exchange of Hong Kong Limited. However, the distribution of the printed copies is delayed because of a fault with the printer's equipment. The printed copies are now expected to be sent to Shareholders on 19th April 2005. As a result, the Financial Calendar and Information for Investors on page 120 of the 2004 Annual Report will be amended accordingly and a revised version will be put on the relevant websites.

As at the date of this announcement, the Directors of the Company are: Executive Directors: D M Turnbull, M Cubbon, D Ho and K G Kerr; Non-Executive Directors: Baroness Dunn, J W J Hughes-Hallett, P A Johansen and Sir Adrian Swire; and Independent Non-Executive Directors: D G Eldon, C K M Kwok, C Lee, M M T Yang and M C C Sze.

Margaret Yu
Secretary

Hong Kong, 11th April 2005